Exhibit 4.4

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

The following is a summary of the material terms governing the securities of GCP Applied Technologies Inc. (“GCP” or the “Company”) registered pursuant to Section 12 of the Securities Exchange Act of 1934 and contained in the amended and restated certificate of incorporation of the Company, as amended and as supplemented by the Certificate of Designations of Series A Junior Participating Preferred Stock of the Company filed with the Secretary of State of the State of Delaware on March 15, 2019 (the “Certificate of Designations” and, such amended and restated certificate of incorporation, any amendment thereto and the Certificate of Designations, collectively the “amended and restated certificate of incorporation”) amended and restated bylaws of the Company (the “amended and restated bylaws”), other documentation governing or limiting the rights of such capital stock, and applicable law. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the amended and restated certificate of incorporation or of the amended and restated bylaws and are qualified in their entirety by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, copies of which have been filed as exhibits or incorporated by reference to the Annual Report on Form 10-K of which this Exhibit is a part. The summaries and descriptions below do not purport to be complete statements of the Delaware General Corporation Law.

General

The Company’s authorized capital stock consists of 300,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. The Company's board of directors may establish the rights and preferences of the preferred stock from time to time. The Company has designated 10,000,000 shares of preferred stock as “Series A Junior Participating Preferred Stock” pursuant to the Certificate of Designations. As of February 20, 2020, approximately 72.9 million shares of GCP common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each holder of GCP common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of GCP common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the Company’s board of directors out of funds legally available for that purpose. GCP is party to an Indenture, dated as of April 10, 2018 (the “Indenture”), by and among GCP, the guarantors party thereto and Wilmington Trust, National Association, as trustee, governing the issuance of certain 5.500% Senior Notes due 2026, which contains covenants that limit the ability of GCP and its subsidiaries, subject to certain exceptions and qualifications set forth therein, to pay dividends on or make distributions in respect of GCP’s capital stock. This description of the Indenture is qualified in its entirety by the terms of the Indenture, a copy of which is incorporated by referenced to the Annual Report on Form 10-K of which this Exhibit is a part.

If there is a liquidation, dissolution or winding up of the Company, holders of GCP common stock would be entitled to ratable distribution of the Company’s assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Except as described in “Rights Agreement and Series A Junior Participating Preferred Stock” below, holders of GCP common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of GCP common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of GCP common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

Under the terms of the Company’s amended and restated certificate of incorporation, its board of directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law (the “DGCL”), and by the Company’s amended and restated certificate of incorporation, to issue up to 50,000,000 shares of preferred stock in one or more series without further action by the holders of GCP common stock. The Company’s board of directors has the discretion, subject to limitations prescribed by the DGCL and by the Company’s amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights,

Exhibit 4.4

dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The Company has filed a Certificate of Designations in connection with the grant of certain rights related to Series A Junior Participating Preferred Stock, as described below.

Rights Agreement and Series A Junior Participating Preferred Stock

On March 15, 2019, the Company’s board of directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock of the Company, par value $0.01 per share and adopted a stockholder rights plan, as set forth in the Rights Agreement dated as of March 15, 2019 (the “Rights Agreement”), by and between the Company and Equiniti Trust Company, as rights agent, paid to the stockholders of record as of March 25, 2019. In connection with the adoption of the Rights Agreement, the Company filed the Certificate of Designations on March 15, 2019.
A summary of the terms of the Rights Agreement and the rights prescribed by the Certificate of Designations follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been incorporated by reference to the Annual Report on Form 10-K of which this Exhibit is a part.
The Rights. The Rights currently trade with, and are inseparable from, the Company’s common stock. New Rights will accompany any new shares of common stock the Company issues until the Distribution Date described below or until expiration, exchange, redemption or termination of the Rights.
Exercisability. The Rights are not exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” (as defined in the Rights Agreement) by obtaining beneficial ownership of 15% or more of the Company’s outstanding shares of common stock, provided that if a stockholder’s beneficial ownership as of March 15, 2019 was at or above 15%, that stockholder’s existing ownership percentage was grandfathered, but the Rights will become exercisable if at any time such stockholder increases its ownership percentage by 0.001% or more. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.
The date when the Rights become exercisable is referred to as the “Distribution Date.” Until that date, any transfer of shares of the Company’s common stock will constitute a transfer of the Rights. After that date, the Rights will separate from the Company’s common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.
Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (a “Series A Preferred Share”), for $150 (the “Exercise Price”), once the Rights become exercisable. This portion of a Series A Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock of the Company.
Consequences of a Person or Group Becoming an Acquiring Person.

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Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of the Company’s common stock with a market value of $300, based on the market price of the Company’s common stock prior to such acquisition.

•
Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding shares of common stock, the Company’s board of directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

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Flip Over. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $150, purchase shares of the acquiring corporation with a market value of $300 based on the market price of the acquiring corporation’s stock, prior to such merger.

Exhibit 4.4

Series A Preferred Share Provisions. Each one one-hundredth of a Series A Preferred Share, if issued,

•	will not be redeemable.

•	will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock of the Company, whichever is greater.

•	will entitle holders upon liquidation either to receive $1.00 per share, or an amount equal to the payment made on one share of common stock, whichever is greater.

•	will have the same voting power as one share of common stock of the Company.

•
if shares of the Company’s common stock are exchanged as a result of a merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of the Company’s common stock.

The value of one one-hundredth interest in a Series A Preferred Share should approximate the value of one share of the Company’s common stock.
Expiration. The Rights will expire on March 14, 2020, subject to a possible earlier expiration to the extent provided in the Rights Agreement.
Redemption. The Company’s board of directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Company’s board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted in the event of any stock split of or stock dividends on the common stock.
Qualifying Offer Provision. The Rights Agreement will not interfere with fully financed tender offers or exchange offers for all shares of the Company’s common stock for the same per share consideration that remain open for a minimum of 60 business days, are subject to a minimum condition of a majority of the outstanding shares being tendered, provide for a 10 business day “subsequent offering period” after successful completion of the offer and require the offeror to irrevocably commit to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all common shares not purchased in the offer will be acquired for the same per-share consideration actually paid pursuant to the offer. In the event the Company receives a qualifying offer and the Company’s board of directors has not redeemed the Rights or exempted the qualifying offer within 60 business days, the consummation of the qualifying offer will be exempt from the operation of the rights plan, and the rights plan will immediately expire upon consummation of the qualifying offer.
Anti-Dilution Provisions. The Company’s board of directors may adjust the purchase price of the Series A Preferred Shares, the number of Series A Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or other reclassification of the Series A Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.
Amendments. The terms of the Rights Agreement may be amended by the Company’s board of directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Company’s board of directors may not amend the agreement in a way that adversely affects holders of the Rights.

Limitation on Liability of Directors and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and the Company’s amended and restated certificate of incorporation includes such an exculpation provision. The Company’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for

Exhibit 4.4

actions taken as a director or officer of the Company, or for serving at the Company’s request as a director or officer or another position at another corporation or enterprise, as the case may be. The Company’s amended and restated certificate of incorporation and amended and restated bylaws also provide that GCP must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. The Company’s amended and restated certificate of incorporation expressly authorizes the Company to carry directors’ and officers’ insurance to protect the Company, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions included in the Company’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. However, these provisions do not limit or eliminate the Company’s rights, or those of any stockholder, to seek non-monetary relief, such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, stockholders’ investments may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of the Company's directors, officers or employees for which indemnification is sought.

Anti-Takeover Effects of Various Provisions of Delaware Law and the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of the DGCL and the Company’s amended and restated certificate of incorporation and amended and restated bylaws as of the time of the distribution could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Company’s board of directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Classified Board. The Company’s board of directors is currently divided into three classes, with Class I comprised of three directors, Class II comprised of three directors and Class III comprised of three directors. However, commencing with the 2020 annual meeting of stockholders, the Company’s board of directors will no longer be classified and all of our directors will stand for election each year for one year terms.

Delaware Anti-Takeover Statute. The Company is subject to Section 203 of the DGCL, an anti‑takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Company’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by the Company’s stockholders.

Removal. The Company's amended and restated certificate of incorporation and amended and restated bylaws provide that, (i) prior to the board being fully declassified as discussed above, stockholders may remove the Company's directors only for cause, and that (ii) after the Company’s board of directors has been fully declassified, stockholders may remove the Company's directors with or without cause. Removal requires the affirmative vote of holders of a majority of the Company’s voting stock.

Exhibit 4.4

Stockholder Action by Written Consent. The Company’s amended and restated certificate of incorporation expressly eliminates the right of its stockholders to act by written consent. Stockholder action must take place at the annual meeting or a special meeting of stockholders.

Cumulative Voting. The Company’s amended and restated certificate of incorporation does not provide for cumulative voting (except as approved by the Company’s board of directors in connection with the issuance of a series of preferred stock).

Stockholder Meetings. The Company’s amended and restated certificate of incorporation provides that only the president, the chairman, or the Company’s board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of stockholders. Stockholders may not call special meetings of stockholders.

Size of Board and Vacancies. The Company’s amended and restated certificate of incorporation provides that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office. Any director appointed to fill a vacancy on the Company’s board of directors will be appointed for a term expiring at the next election of the term for which such director has been appointed, and until his or her successor has been elected and qualified.

Requirements for Advance Notice of Stockholder Nominations and Proposals. The Company's amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

Undesignated Preferred Stock. The authority that the Company’s board of directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. On March 15, 2019, the Company’s board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock, par value $0.01 per share and adopted a stockholder rights plan, as set forth in the Rights Agreement dated as of March 15, 2019 by and between the Company and Equiniti Trust Company, as rights agent, paid to the stockholders of record as of March 25, 2019. See “Rights Agreement and Series A Junior Participating Preferred Stock.” Such rights or any additional preferred stock with voting rights or conversion rights issued by the Company’s directors, if exercised, could adversely affect the voting power of the holders of GCP common stock.

Exclusive Forum

The Company’s amended and restated certificate of incorporation provides that, unless the Company otherwise consents in writing, a state court located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Company’s stockholders, any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or the Company’s amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. However, if no such court has jurisdiction, the United States Court for the District of Delaware will be the sole and exclusive forum for any such action or proceeding.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is EQ Shareowner Services.